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Exhibit 3.3

ARTICLES OF AMENDMENT
OF
UNITED COMMUNITY BANKS, INC.

1.

        The name of the corporation is United Community Banks, Inc.

2.

        The Restated Articles of Incorporation of the corporation are amended by striking the first paragraph of Article V thereof and inserting the following:

"V.

        "The corporation shall have authority to issue 100,000,000 shares of common stock, $1.00 par value (the "Common Stock") and 10,000,000 shares of preferred stock, $1.00 par value (the "Preferred Stock"). Subject to the provisions of any applicable law or the Bylaws of the corporation (as from time to time amended) with respect to fixing the record date for the determination of shareholders entitled to vote, and except as otherwise provided by any applicable law or the by the resolution or resolutions of the board of directors providing for the issue of any series of Preferred Stock, the holders of the Common Stock shall have and possess exclusive voting power and rights for the election of directors and for all other purposes, with each share being entitled to one vote."

3.

        The amendment was adopted by the board of directors of the corporation at a meeting held on March 5, 2004 and by the shareholders of the corporation at a meeting held on April 28, 2004.

        IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation of United Community Bank, Inc. this 28th day of April, 2004.

UNITED COMMUNITY BANK, INC.
By:	/s/ JIMMY C. TALLENT Jimmy C. Tallent President and Chief Executive Officer

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  Exhibit 3.3
ARTICLES OF AMENDMENT OF UNITED COMMUNITY BANKS, INC.